SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: November 14, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                        ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On  November  13,  2003,  Open Joint  Stock  Company of Long  Distance  and
International Telecommunications Rostelecom (the "Company") welcomed the decision by Standard & Poor's to upgrade Rostelecom's long-term credit rating to "B" from "B-" with a positive outlook. A copy of the press release welcoming on the rating change is attached hereto as Exhibit 99.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    November 14, 2003               By: /s/Petr Debrianski
                                            -------------------------------
                                            Name:  Petr Debrianski
                                            Title: Deputy Finance Director

                                  EXHIBIT INDEX



The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number            Description

    EX-99 English translation of the press release welcomed on the decision by Standard & Poor's to upgrade Rostelecom's long-term credit rating to "B" from "B-" with a positive outlook.

                                                                    Exhibit 99


PRESS RELEASE                                                       ROSTELECOM


       STANDARD & POOR'S RAISES ITS LONG-TERM CREDIT RATING ON ROSTELECOM
                          TO "B" WITH POSITIVE OUTLOOK


Moscow - November 13, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today welcomed the decision by Standard & Poor's to upgrade Rostelecom's long-term credit rating to "B" from "B-" with a positive outlook.

S&P commented in its report, "The rating action reflects Rostelecom's gradual debt reduction; the effects of the recent change in the Russian interconnection regime; and, importantly, recent restructuring and elimination of any uncertainties in respect of the company's Yen-denominated debt to the Russian Ministry of Finance... The overall strong growth of the Russian telecom market and tangible results of management's efforts in cost reduction and securing Rostelecom's dominant market position have further contributed to the improved credit standing of the company."

S&P also commented on Rostelecom's positive outlook: "The positive outlook reflects the expectations that Rostelecom will further improve its capital structure thanks to positive cash flow generation and the sale of RTC-Leasing. The company is also expected to reach revenue growth above inflation, based on improving interconnection arrangements and active protection of its market position in the major telecommunications market of Moscow. An observed improvement in Rostelecom's operating performance and liquidity position might lead to further improvement of the rating."

Vladimir Androsik, CFO of Rostelecom, said: "We welcome S&P's decision to raise Rostelecom's credit rating as it recognizes the efforts made to improve the financial performance of the Company during the last 18 months. This news is undoubtedly positive for all the Company's stakeholders, including shareholders, creditors, partners and clients."



For further details please contact

Anna Kareva
Director for public and investor relations
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.